EXHIBIT 99

The Southern Community Bancorp Employees’ Savings and Profit Sharing Plan

Financial Statements for the Years Ended December 31, 2003 and 2002 and Supplemental Schedules as of December 31, 2003 and Report of Independent Registered Public Accounting Firm for Inclusion in the Annual Report (Form 5500) to the Internal Revenue Service

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits for Year Ended December 31, 2003	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes At December 31, 2003	7

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Southern Community Bancorp 401(k) Plan

Lake Mary, Florida:

We have audited the accompanying statements of net assets available for benefits of Southern Community Bancorp 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

HACKER, JOHNSON & SMITH PA

Orlando, Florida

April 20, 2004

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2003	2002
Assets

Investments, at fair value:
Mutual funds	$322,172	283,173
Southern Community Bancorp common stock	1,438,402	576,093
Money-market funds	526,798	364,373
Loans to participants	9,567	8,894

Total investments	2,296,939	1,232,533

Receivables:
Employer’s contributions	172,312	146,190
Participants’ contributions	34,294	27,271

Total receivables	206,606	173,461

Net assets available for benefits	$2,503,545	1,405,994

The accompanying notes are an integral part of these financial statements.

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$424,104
Interest	1,948

Total investment income	426,052

Contributions:
Participants’	538,695
Employer’s	171,550

Total contributions	710,245

Total additions	1,136,297

Deductions from net assets attributed to-
Benefits paid to participants	38,746

Net increase	1,097,551

Net assets available for benefits:
Beginning of year	1,405,994

End of year	$2,503,545

The accompanying notes are an integral part of these financial statements.

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Notes to Financial Statements

At December 31, 2003 and 2002 and for the Year Ended December 31, 2003

(1) Description of the Plan

The following description of the Southern Community Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The name of the Plan was changed effective January 1, 2004 to Southern Community Bancorp Employees’ Savings and Profit Sharing Plan.

General. The Plan is a defined contribution plan covering all full-time employees of Southern Community Bancorp and subsidiaries (the “Company”) who were age eighteen or older. Employees who have worked for the Company for three months may enter the Plan at the beginning of the subsequent month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company is the Plan Administrator and certain officers of the Company are the Plan’s trustees. The Company has engaged Retirement Alliance, Inc. (“Retirement Alliance”) to be the Plan’s third-party administrator. Charles Schwab & Co., Inc. (“Charles Schwab”) provides custodial services for the Plan.

Change in Service Providers. Effective January 1, 2004, the Company engaged Pentegra Services, Inc. to be the Plan’s third-party administrator and the Bank of New York began providing custodial services for the Plan. All assets held by Charles Schwab were transferred to the Bank of New York and several new investment options were made available to the participants.

Contributions. Each year, participants may contribute pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. The matching contribution is made annually after the Plan’s fiscal year end and is allocated to all employees who have worked for the Company for 1,000 hours during the Plan year. Additional discretionary amounts can be contributed by the Company at any time. All contributions are invested ratably in the investment options (six mutual funds or the Company’s common stock) selected by the participants and employer contributions are subject to the vesting guidelines discussed below. Participant and employer contributions are also subject to certain Internal Revenue Service (“IRS”) limitations. Participants may change their investment options at any time.

For those participants electing the Company’s common stock as an investment option, deferrals are held by Charles Schwab in a money-market account during the year. After the Plan’s fiscal year end, these deferrals are then transferred from Charles Schwab to the Company and the Company’s common stock is issued to certain participants.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (loss). Allocations are based on participant earnings (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in their voluntary contributions, including amounts transferred into the Plan from other qualified employee benefit plans, plus actual earnings (loss) thereon. Vesting in the remainder of their accounts is based on years of continuous service as defined in the Plan. After one year of service, a participant is 20% vested and the vesting percentage increases 20% every year thereafter. A participant is 100% vested in the entire account after five years of credited service.

Loans to Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the loan fund. Loan terms can range from 1-5 years for any type loan, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Notes to Financial Statements, Continued

participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments over a specified period of time, not exceeding the participant’s life expectancy. For termination of service for other reasons, a participate may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts. Forfeited accounts are used by the Company to reduce employer contributions. At December 31, 2003 and 2002, there were $5,009 and $763, respectively, in forfeited accounts which will be used to reduce future employer contributions. During 2003, there were $4,246 in forfeited accounts.

(2) Summary of Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Employer’s common stock is valued at estimated market price based on previous common stock offerings since there is no established public trading market for the common stock. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

Contributions Receivable. Contributions receivable consists of (i) employee contributions made during the current plan year which were not received by the custodian until the following Plan year and (ii) annual employer contributions not made until the following Plan year based on employee deferrals during the current Plan year.

(3) Investments

Investments that represent 5% or more of the Plan’s net assets at the period indicated are as follows:

At December 31, 2003:
Mutual funds:
Dreyfus Appreciation Fund	$113,183
Schwab Retirement Money-Market Fund	526,798
Southern Community Bancorp common stock	1,438,402

At December 31, 2002:
Mutual funds:
Dreyfus Appreciation Fund	$98,839
Weitz Value Fund	84,428
Southern Community Bancorp common stock	576,093

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Notes to Financial Statements, Continued

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $424,104 as follows:

Investment	Amount
Mutual funds	$62,297
Southern Community Bancorp common stock	361,807

$424,104

(4) Related Party Transactions and Service Fees

Certain Plan investments are shares of mutual funds managed by Charles Schwab and the Plan Sponsor’s common stock and therefore, these transactions qualify as party-in-interest. Service fees charged by the Retirement Alliance and Charles Schwab for managing and investing the Plan’s assets and preparing participant statements and the Plan’s 5500 are paid by the Company and are not reflected in the accompanying financial statements.

(5) Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

The Company entered into an Agreement and Plan of Merger with another entity on March 19, 2004 whereby 100% of the Company’s common stock is expected to be exchanged for common stock of another entity. The Agreement and Plan of Merger is expected to be consummated in September 2004. Management intends to terminate the Plan when and if the merger becomes effective. If this occurs, employees will become 100% vested in their employer contributions.

(6) Tax Status

The Plan Administrator has not received a determination letter from the IRS approving the qualifications of the Plan for tax exempt status, however the Plan Administrator has obtained a determination letter qualifying the prototype plan the Plan was adopted on. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently operating in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(7) Concentrations of Investments

Included in the Plan’s net assets are investments in Southern Community Bancorp common stock totaling $1,438,402 and $576,093 at December 31, 2003 and 2002, respectively. The value of the common stock could be subject to change based on market conditions.

Supplemental Schedule

SOUTHERN COMMUNITY BANCORP 401(k) PLAN

Schedule of Assets Held for Investment Purposes

At December 31, 2003

Information Furnished Pursuant to Item 4i of Schedule H, Form 5500

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Fair Value
Dreyfus Appreciation Fund	Mutual Funds	$113,183
Weitz Value Fund	Mutual Funds	105,625
Strong Corporate Bond Fund	Mutual Funds	30,502
Janus Short-Term Bond Fund	Mutual Funds	32,942
Janus Worldwide Fund	Mutual Funds	39,920
* Schwab Retirement Money-Market Fund	Mutual Funds	526,798
* Southern Community Bancorp	Common stock	1,438,402
Loans to participants	Interest rates ranging from 6.00%-6.75%	9,567

Total investments per the Form 5500		$2,296,939

*	A party-in-interest.